Mail Stop 4561

August 18, 2008

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

> **Re: iStar Financial Inc.**
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 9, 2008**
> **File No. 001-15371**

Dear Ms. Rice:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief